Correspondence

April 9, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Riot Blockchain, Inc. Registration Statement on Form S-3 Filed March 14, 2019 File No. 333-230290

Ladies and Gentlemen:

We are in receipt of your letter, dated March 26, 2019, addressed to Riot Blockchain, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of the above referenced filing of the Company filed with the Commission on March 14, 2019 (the “Registration Statement”) and has prepared the enclosed responses.

For your convenience, the text of the Staff’s comments are set forth herein below in italics, followed by our responses.

Riot Blockchain, Inc. 202 6th Street, Suite 401 ● Castle Rock, CO  80104 ● Tel. (303) 794 - 2000

Registration Statement on Form S-3

Risk Factors, page 10

1.
We note that your bylaws include a forum selection provision. Please disclose the existence of this provision in a risk factor and that such a provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Please also specifically disclose whether the provision applies to actions arising under the Exchange Act and the Securities Act.

Response

In response to the Staff’s comment, the Company has included the following risk factor disclosure in its Annual Report on Form 10-K for the year ended December 31, 2018, filed on April 2, 2019 according to an extension filed pursuant to Rule 12b-25 (the “2018 Annual Report”):

Form 10-K, Part II, Item 1A. Risk Factors – Risks Related to Ownership of Our Common Stock (Page 29).

“Our Bylaws contain a forum selection clause requiring stockholder suits against us to be brought in Nevada; our stockholders may be prejudiced by this clause.

In general, Nevada has traditionally been a favorable jurisdiction for companies in stockholder disputes.  Our Bylaws require our stockholder to bring their derivative suits against us in Nevada.  Accordingly, our stockholders may incur increased expense in bringing their own claims and may be prejudiced in such claims by judicial difference shown to corporate defendants in our chosen forum, Nevada.”

Furthermore, in response to the Staff’s comment, it is our intention that the forum selection clause contained in our Bylaws apply to claims made pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the fullest extent permittred by law. Accordingly, in addition to incorporating our Annual Report for the year ended December 31, 2018 on Form 10-K, we will revise our Registration Statement to include the following disclosure:

“The Company notes that the choice of Nevada, our state of incorporation, as the exclusive jurisdiction for the resolution of claims brought by our stockholders under the forum selection clause contained in our Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds factorable for such disputes and may discourage lawsuits with respect to such claims.  The Company believes, however, that the choice of Nevada is beneficial to our stockholders and the Company, as it provides for increased consistency in the application of Nevada law to claims brought against us.  The Company’s forum selection clause applies to civil claims and it is our intention that this forum selection clause apply to claims brought under the Securities Act and the Exchange Act to the fullest extent permitted by law.”

Registration Statement on Form S-3

General

2.
We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended December 31, 2018 before we will accelerate the effective date of your registration statement. Please also note that if the Form 10-K does not include Part III information, we will not be in a position to accelerate the effective date of your registration statement until you have filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Response

The Company notes the Staff’s comment regarding the age of its financial statements pursuant to the requirements of Rule 8-09(b) of Regulation S-X.  We have filed our 2018 Annual Report, which includes our audited financial statements and report of our auditors for the year ended December 31, 2018.  For the Staff’s reference, we direct your attention to Part II, Items 5 through 9B of our 2018 Annual Report.

Our 2018 Annual Report as filed on April 2, 2019, does not contain the Part III information.  Accordingly, the Company plans to file an amended 2018 Annual Report to include the Part III information.

We plan to thereupon amend our Registration Statement (our “Amended Registration Statement”) to specifically incorporate by reference our 2018 Annual Report, as amended, under the section entitled, “Incorporation of Certain Documents by Reference” of our Amended Registration Statement.

3.
We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2017, your Form 10-Q/A for the quarter ended September 30, 2018, and your Current Report on Form 8-K filed October 4, 2017. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.

Response

On April 5, 2019, the Company received a letter from the Staff stating that the Staff has completed their review of our filings with respect to our Form 10-K for the fiscal year ended December 31, 2017, our Form 10-Q/A for the quarter ended September 30, 2018, and our Current Report on Form 8-K filed October 4, 2017.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303)-794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours, /s/ Robby Chang Chief Financial Officer